UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

REQUIRED INFORMATION
The Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	12
Signatures
Exhibit
23 Consent of Independent Registered Public Accounting Firm

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Minneapolis, Minnesota
June 25, 2015

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Investment funds	$148,812,138	127,611,247
Fastenal Company common stock	110,965,015	103,904,194
Cash and cash equivalents	103,214	99,027
Pending settlement fund	108,121	12,919
Total investments, at fair value	259,988,488	231,627,387
Employer contribution receivable	10,632,444	11,345,253
Accrued income	17	6
Total assets	270,620,949	242,972,646
Liabilities:
Excess contributions payable	589,596	741,025
Unclaimed plan forfeiture fund	—	4,095
Net assets available for benefits, at fair value	270,031,353	242,227,526
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(98,040)	(47,926)
Net assets available for benefits	$269,933,313	242,179,600
See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:
Investment income:
Dividends	$6,049,825
Net appreciation in fair value of investments	8,874,276
Total investment income	14,924,101
Contributions:
Participant	18,784,449
Rollover	958,161
Employer	10,632,444
Total contributions	30,375,054
Total additions	45,299,155
Deductions:
Benefits paid to participants	(17,315,667)
Administrative expenses	(229,775)
Total deductions	(17,545,442)
Net increase	27,753,713
Net assets available for benefits:
Beginning of year	242,179,600
End of year	$269,933,313
See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(1)	Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on the first of the month on or after completing 60 days of service and attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 2011, the Plan was amended and restated as the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan. Fastenal Company common stock is available through the portion of the Plan that is classified as an Employee Stock Ownership Plan (ESOP). The Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. Being an ESOP allows the Plan to offer participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan are deductible to Fastenal Company for federal income tax purposes.

(b)	Contributions
Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. The Plan's discretionary employer matching contributions are also 100% vested when made. During the year ended December 31, 2014, the Company made a discretionary contribution of $10,632,444 to the Plan. This amount was accrued and paid to the Plan subsequent to December 31, 2014.
The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allowed a maximum participant annual pretax contribution of $17,500 for calendar years 2014 and 2013.
Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the nondiscrimination tests of the Internal Revenue Code (IRC). Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(c)	Participant Allocation of Income and Loss
Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose.

(d)	Payment of Benefits
Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of a participant,

•	Termination of the Plan.
Distributions are made in either one lump sum payment or under installments.

In-service withdrawals may be made upon occurrence of any of the following:

•	Participant is still employed and has reached age 59 1/2,

•	Participant is still employed and has suffered a financial hardship,

•	Participant is still employed and has completed a rollover of funds into the Plan, or

•	Participant is called to active military service for more than thirty (30) days.
In-service withdrawals are not eligible for installments.

(e)	Investment Fund Transfers
Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company. Total forfeitures used in 2014 were $99.

(g)	Plan Termination
The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(h)	Administrative Expenses
Investment manager fees are paid from the investment funds. Recordkeeping, trustee/custodial services, and other administrative costs are paid quarterly using investment-related revenue from the total annual operating expenses of investments. If there is insufficient investment-related revenue, the balance is paid by participants quarterly on a per capita basis. The Company pays for investment advisory services, audit fees, and adhoc administrative services.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(i)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
The Company will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have responded timely.

(j)	Investment Options
Upon enrollment, each participant shall direct that contributions be invested in increments of 1%.

2014	2013
American Funds Capital World Growth & Income Fund (R-6)	American Funds Capital World Growth & Income Fund (R-6)
American Funds EuroPacific Growth Fund (R-6)	American Funds EuroPacific Growth Fund (R-6)
Invesco Stable Value Retirement Fund (CL3)	Invesco Stable Value Retirement Fund (CL3)
John Hancock Disciplined Value Mid Cap Fund (I)	John Hancock Disciplined Value Mid Cap Fund (I)
Victory Munder Mid Cap Core Growth Fund (R-6)[1]	Munder Mid Cap Core Growth Fund (R-6)
Metropolitan West Total Return Bond Fund (I)[2]	PIMCO Total Return Fund (I)[4]
Fastenal Company common stock	Fastenal Company common stock
T Rowe Price International Discovery Fund	T Rowe Price International Discovery Fund
T Rowe Price Small Cap Stock Fund	T Rowe Price Small Cap Stock Fund
Vanguard Institutional Index Fund (Institutional)	Vanguard Institutional Index Fund (Institutional)
Vanguard Prime Money Market Fund (Investor)	Vanguard Prime Money Market Fund (Investor)
Vanguard Total Bond Market Index Fund (Admiral)[3]	Vanguard Total Bond Market Index Fund (Signal)
Vanguard Target Retirement Funds (Investor)[5]	Vanguard Target Retirement Funds (Investor)[5]
Vanguard Target Retirement Income Fund (Investor)	Vanguard Target Retirement Income Fund (Investor)

1 The Fund's name changed from Munder Mid Cap Core Growth Fund following the acquistion of Munder Capital Management by the parent company of Victory Capital Management.
2 The Fund was added December 31, 2014.
3 The Fund eliminated the Signal share class, converting to the Admiral share class.
4 The Fund was removed and assets transferred to the Metropolitan West Total Return Bond Fund (I).
5 Vanguard Target Retirement Funds seek to provide capital appreciation and current income consistent with its current asset allocation. The Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force within a few years of the target year (2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045,
2050, 2055 and 2060). At any given time, its asset allocation may be affected by a variety of factors, such as whether the underlying funds are accepting additional investments. The Fund's indirect stock holdings are a diversified mix of U.S. and foreign large-, mid-, and small- capitalization stocks.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.
Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

(d)	Fully Benefit-Responsive Investments Contracts
The Plan indirectly invests in investment contracts and security-backed contracts through the Invesco Stable Value Retirement Fund.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first is a fixed-income security or portfolio of fixed-income securities, the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Invesco Stable Value Retirement Fund at December 31, 2014 and 2013 was 1.532% and 1.281%, respectively.  The credit rate was 1.585% and 1.271% as of December 31, 2014 and 2013, respectively.  The credit ratings of Invesco are: Moody's - A2 Stable, S&P - A Stable, and Fitch - A Stable.
As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) Topic 946-210-45, Financial Services–Investment Companies, fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value.  However, the Codification states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-responsive benefit contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the Codification, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.
Events which could limit the ability of the Invesco Stable Value Retirement Fund to execute transactions at contract value with the Plan include termination of the Plan, if the plan sponsor elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer's criteria for issuance of a clone wrapper contract.

(e)	Benefits
Benefits are recorded when paid.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(3)	Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2014, stating that the Plan is qualified under Section 401(a) of the IRC, and exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to the issuance of this determination letter, the Plan was amended. The plan administrator believes the amended Plan remains qualified and tax-exempt and the Plan is operating in compliance with the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$269,933,313	242,179,600
Excess contributions payable	589,596	741,025
Participant contribution receivable	—	772
Unclaimed plan forfeiture fund	—	4,095
Net assets available for benefits per the Form 5500	$270,522,909	242,925,492

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2014 to the Form 5500:

Total additions per the financial statements	$45,299,155
Excess contributions payable	589,596
Participant contribution receivable	(772)
Total income per the Form 5500	$45,887,979

Total deductions per the financial statements	$(17,545,442)
Decrease in unclaimed plan forfeiture fund	(4,095)
2013 excess contributions payable	(741,025)
Total expenses per the Form 5500	$(18,290,562)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(5)	Investments and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31
	2014	2013
American Funds Capital World Growth & Income Fund	$17,606,962	15,834,009
John Hancock Disciplined Value Mid Cap Fund	23,693,035	20,392,843
Vanguard Institutional Index Fund	32,775,737	29,029,773
Fastenal Company common stock	110,965,015	103,904,194

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,874,276 as follows:

Investment funds	$7,626,885
Fastenal Company common stock	1,247,391
$8,874,276

(6)	Party-in-Interest Transactions
The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.
During the year ended December 31, 2014, the Plan made purchases of approximately $24,765,455 and sales of approximately $18,952,024 of Fastenal Company stock. During the year ended December 31, 2014, the Plan recorded dividend income of $2,195,802, net of pass-through dividends from Fastenal Company common stock.

(7)	Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At December 31, 2014 and 2013, approximately 41% and 43%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

(8)	Fair Value Measurements
Under ASC 820 Fair Value Measurements and Disclosures, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•
Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common stock – Valued daily based on quoted prices from national exchanges.

•	Mutual funds – Valued daily based on quoted prices from national exchanges.

•
Stable value funds – The unit value is calculated at the end of each business day. The unit value is based on the current value of the investment contract fund’s holdings divided by the total number of outstanding units to obtain a daily net asset value (NAV) as provided by the fund issuer.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2014 and 2013:

	Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Fastenal Company common stock	$110,965,015	—	—	110,965,015
Investment funds:
Domestic equity	62,668,771	—	—	62,668,771
Global equity	17,606,962	—	—	17,606,962
International equity	5,894,968	—	—	5,894,968
Bond	8,180,842	—	—	8,180,842
Stable value	—	5,968,674	—	5,968,674
Money market	400,820	—	—	400,820
Asset allocation	48,091,101	—	—	48,091,101
Total	$253,808,479	5,968,674	—	259,777,153

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

	Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Fastenal Company common stock	$103,904,194	—	—	103,904,194
Investment funds:
Domestic equity	53,925,262	—	—	53,925,262
Global equity	15,834,009	—	—	15,834,009
International equity	5,505,249	—	—	5,505,249
Bond	6,435,360	—	—	6,435,360
Stable value	—	6,038,715	—	6,038,715
Money market	283,629	—	—	283,629
Asset allocation	39,589,023	—	—	39,589,023
Total	$225,476,726	6,038,715	—	231,515,441
For the years ended December 31, 2014 and 2013, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any transfers between Levels 1, 2, and 3 during the years then ended.

(9)	Subsequent Events
There were no subsequent events requiring adjustment to the financial statements or disclosure through June 25, 2015, the date that the Plan’s financial statements were available to be issued.

(10) New Accounting Pronouncements
In May 2015, FASB issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), that eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. Plan management is currently evaluating the impact that the new guidance will have on the financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2014

Issuer and Description		Face amount or number of shares/units	Current value
	Invesco Stable Value Retirement Fund	5,870,635	$5,968,674
	American Funds Capital World Growth & Income Fund	382,013	17,606,962
	American Funds EuroPacific Growth Fund	117,411	5,528,894
	John Hancock Disciplined Value Mid Cap Fund	1,186,431	23,693,035
	Victory Munder Mid Cap Core Growth Fund	101,033	4,325,241
	Metropolitan West Total Return Bond Fund	535,469	5,836,608
	T Rowe Price International Discovery Fund	7,097	366,074
	T Rowe Price Small Cap Stock Fund	42,301	1,874,758
	Vanguard Institutional Index Fund	173,720	32,775,737
	Vanguard Prime Money Market Fund	400,820	400,820
	Vanguard Total Bond Market Index Fund	215,661	2,344,234
	Vanguard Target Retirement 2010 Fund	12,421	326,918
	Vanguard Target Retirement 2015 Fund	72,832	1,113,598
	Vanguard Target Retirement 2020 Fund	58,715	1,671,025
	Vanguard Target Retirement 2025 Fund	172,335	2,848,691
	Vanguard Target Retirement 2030 Fund	159,966	4,645,409
	Vanguard Target Retirement 2035 Fund	362,214	6,461,892
	Vanguard Target Retirement 2040 Fund	244,970	7,290,304
	Vanguard Target Retirement 2045 Fund	656,562	12,244,877
	Vanguard Target Retirement 2050 Fund	312,407	9,253,507
	Vanguard Target Retirement 2055 Fund	59,390	1,899,283
	Vanguard Target Retirement 2060 Fund	6,619	186,666
	Vanguard Target Retirement Income Fund	11,536	148,931
*	Fastenal Company common stock	2,333,158	110,965,015
			259,777,153
	Pending settlement fund		108,121
	Cash and cash equivalents		103,214
			$259,988,488

*	Denotes a party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 25, 2015

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Sheryl A. Lisowski
Sheryl A. Lisowski, Controller and Chief Accounting Officer